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                          February 4, 2022

       Lei Wang
       Chief Executive Officer
       Guardforce AI Co., Ltd.
       10 Anson Road, #28-01 International Plaza
       Singapore 079903

                                                        Re: Guardforce AI Co.,
Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed February 1,
2022
                                                            File No. 333-262441

       Dear Ms. Wang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Louis A. Bevilacqua,
Esq.